April 12, 2024

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Scott Stringer and Mr. Joel Parker

Re: Dingdong (Cayman) Ltd

Form 20-F for Fiscal Year Ended December 31, 2022

Response Dated November 24, 2023

File No. 001-40533

Dear Ms. Pandit and Mr. King;

This letter sets forth the response of Dingdong (Cayman) Limited (the “Company”) to the comments contained in the letter dated March 12, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s responses to the Staff’s comment letter dated January 26, 2024 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and our responses thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Response Dated January 26, 2024

Permissions Required from the PRC Authorities for Our Operations, page 5

1.
We note your response to prior comment 5 that you will "revise the disclosure in all applicable areas to specifically state that we have relied on the opinion of counsel in future Form 20-F filings." Please provide your proposed revisions.

Response: We respectfully submit that, in response to Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) and the removed disclosure crossed out for ease of reference.

Page 5 of the Form 20-F

Division of Corporation Finance

Office of Trade & Services

Furthermore, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which has come into effect on March 31, 2023. According to the Trial Administrative Measures, a filing-based regulatory system will be applied to overseas offering and listing of PRC domestic companies. Pursuant to the Announcement relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued on February 17, 2023 by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are categorized as “existing enterprises” and are not required to file with the CSRC with respect to their previous listings. Therefore, ~~our PRC legal advisers are of the view that~~ based on our PRC legal advisers’ opinion, with respect to our historical issuance of securities to foreign investors in June 2021, we are not required to obtain permission or file with the CSRC under the Trial Administrative Measures. As of the date of this annual report, we had not received any request from the CSRC to obtain any approval or complete any filing for our listing on NYSE in June 2021. Additionally, if we intend to conduct future offering of securities in the same market where we are listed, we shall file with the CSRC within three business days after completion of such securities offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Moreover, based on the opinion of our PRC Legal advisers for cybersecurity and data compliance, ~~our PRC legal advisers for cybersecurity and data compliance are of the view that~~ we are not required to proactively go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with our historical issuance of securities to foreign investors, based on the following reasons. Firstly, the revised Measures for Cybersecurity Review promulgated by CAC on December 28, 2021, which require an online platform operator to proactively apply for cybersecurity with CAC if such operator possesses personal information of over one million users and pursues a foreign listing, took effect from February 15, 2022. Pursuant to Article 93 of the Legislative Law of PRC, the revised Cybersecurity Review Measures, which are departmental regulations, do not have retroactive effect, and therefore, such cybersecurity review requirement does not apply to our historical issuance of securities to foreign investors and our listing on NYSE in June 2021. In addition, such conclusion was also confirmed by our PRC legal advisors’ formal phone consultation with China Cybersecurity Review Technology and Certification Center on May 16, 2022, the only and competent institution appointed by the CAC to be responsible for accepting application for cybersecurity reviews. Furthermore, we have not received any request from the CAC, with respect to cybersecurity review or any other approval from the CAC for operating our businesses or maintaining our listing on NYSE in June 2021.

Division of Corporation Finance

Office of Trade & Services

2.
We note your proposed disclosure in response to prior comment 4. Please further clarify whether you have previously received any denials of your licenses and/or approvals for the lack of addresses of your regional processing centers and frontline fulfillment stations. Additionally, we note your representation that "no such requisite licenses and permits have been denied, except for that not all of the addresses of our regional processing centers and frontline fulfillment stations are currently specified in the relevant food operating licenses as required under relevant PRC laws and regulations, which will not result in the denial of our licenses and/or approvals (underline added)." Please discuss the basis on which you determined that you will not be denied licenses and/or approvals.

Response: In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) and the removed disclosure crossed out for ease of reference.

Page 5 of the Form 20-F

We conduct our operations through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities ~~that are material~~ for their current business operations, which include~~, among others~~, Food Operating Permit, Alcohol Wholesale License, Record-filing for Operation of Class II Medical Devices, Record-filing for Online Sale of Medical Devices, Record-filing for Sale of Pre-packaged Food, License or Approval for the Sale and Acquisition of the Second-class National Key Protection Wild Plant, Shanghai Filing Certificate for Service Operation of Food Storage and Transportation, Record-Filing of E-commerce Livestream Platform, Internet Drug Information Service Qualification Certificate (non-operational), Road Transport Operating License, Approval for Implementing Comprehensive Calculation and Irregular Working System and Registration of Single-Purpose Commercial Prepaid Cards, and no such requisite licenses and permits have been denied~~, except for that not all of the addresses of our regional processing centers and frontline fulfillment stations are currently specified in the relevant food operating licenses as required under relevant PRC laws and regulations, which will not result in the denial of our licenses and/or approvals, and the details of which has been disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.”~~ . If we fail to obtain and/or maintain requisite

Division of Corporation Finance

Office of Trade & Services

licenses and permits in a timely manner or at all, or if we inadvertently conclude that some permissions or approvals are not required by us, we may be subject to penalties (such as fines, confiscation of illegal gains) or other disciplinary actions from the relevant governmental authorities for conducting our business without the above-mentioned licenses or permits. Given the PRC laws and regulations are still evolving and changing, and that it is uncertain whether new legislations, regulations or interpretations may be promulgated or adopted in the future requiring us ~~Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required~~ to obtain additional licenses, permits, filings, or approvals for our business operations in the future. In that case, we will strive to obtain such additional licenses, permits, filings, or approvals for our business operations in a timely manner to comply with applicable laws and regulations. If we fail to obtain any of such additional licenses, permits, filings, or approvals, we may subject to penalties (such as fines) or other disciplinary actions imposed by relevant governmental authorities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

* * *

If you have any questions regarding the Form 20-F, please contact our Chief Financial Officer, Song Wang, at wangsong29@100.me, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at steve.lin@kirkland.com, +86-10-5737-9315 (office) or +86-186-1049-5593 (cell).

Thank you for your time and attention.

Division of Corporation Finance

Office of Trade & Services

Sincerely,

/s/ Changlin Liang
Name: Changlin Liang

Title: Director and Chief Executive Officer

cc: Changlin Liang, Chief Executive Officer

Song Wang, Chief Financial Officer

Steve Lin, Esq., Kirkland & Ellis